UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 22, 2015

BALL CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	001-07349	35-0160610
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Longs Peak Drive, P.O. Box 5000 Broomfield, Colorado	80021-2510
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 469-3131

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒               Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                Entry Into a Material Definitive Agreement.

Underwriting Agreement

On June 22, 2015, Ball Corporation, an Indiana corporation (the “Company” or “Ball”), entered into an underwriting agreement (the “Underwriting Agreement”) among the Company, the subsidiary guarantors (the “Guarantors”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters named therein (the “Underwriters”), in connection with the Company’s previously announced underwritten public offering (the “Offering”) of $1,000,000,000 in aggregate principal amount of 5.25% Senior Notes due 2025 (the “2025 Notes”). The 2025 Notes were offered and sold under a prospectus, dated June 15, 2015, within the Company’s shelf registration statement on Form S-3 (Registration No. 333-204940) and prospectus supplement dated June 22, 2015.

The Underwriting Agreement includes customary representations, warranties, covenants and closing conditions. It also provides for customary indemnification by each of the Company, the Guarantors and the Underwriters against certain liabilities and customary contribution provisions in respect of those liabilities.

The Company used the net proceeds from the Offering to repay borrowings under its revolving credit facility.

An affiliate of Deutsche Bank Securities Inc. is the administrative agent and collateral agent under the Company’s revolving credit facility and the administrative agent under the Company’s bridge term loan facility, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Goldman, Sachs & Co., KeyBanc Capital Markets Inc., Mizuho Securities USA Inc. and Rabo Securities USA, Inc. or their affiliates, are a joint lead arranger and joint bookrunner under these credit facilities. Affiliates of certain of the Underwriters are lenders under these credit facilities, and certain of the Underwriters or their affiliates have other lending or credit arrangements with the Company, including under the Company’s accounts receivable securitization facility and accounts receivable factoring program. Additionally, affiliates of Deutsche Bank Securities Inc. and Goldman, Sachs & Co. have acted as joint financial advisers to the Company in connection with its proposed acquisitions of Rexam PLC, a public limited company registered in England and Wales (“Rexam”). We have also entered into certain derivative hedging transactions with some of the Underwriters. Because the proceeds of the Offering were used to repay borrowings under our revolving credit facility, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Goldman, Sachs & Co., KeyBanc Capital Markets Inc., Mizuho Securities USA Inc., Rabo Securities USA, Inc., BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., PNC Capital Markets LLC, SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, RB International Markets (USA) LLC, UniCredit Capital Markets LLC and Barclays Capital Inc. received their pro rata portion of proceeds from the Offering as lenders under the Company’s revolving credit facility.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 to this Current Report on Form 8-K and is incorporated by reference herein. The above description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Indenture

On June 25, 2015, the Company completed the Offering of the 2025 Notes.

The 2025 Notes were issued under an Indenture, dated March 27, 2006 (the “Base Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), as supplemented by a Tenth Supplemental Indenture, dated June 25, 2015, among the Company, the Guarantors and the Trustee (the “Tenth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). The Indenture and the form of the 2025 Notes, which is attached as an exhibit to the Tenth

Supplemental Indenture, provide, among other things, that the 2025 Notes are senior unsecured obligations of the Company.

Interest is payable on the 2025 Notes on July 1 and January 1 of each year beginning on January 1, 2016 until their maturity date of July 1, 2025. The Company may redeem the 2025 Notes at any time in whole, or from time to time in part, at its option at a price equal to the greater of (1) 100% of the principal amount of the 2025 Notes redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 50 basis points, plus in each case, accrued and unpaid interest, if any, to but excluding the redemption date.

The Company’s payment obligations under the 2025 Notes are fully and unconditionally guaranteed on an unsecured senior basis by certain of its current domestic subsidiaries (and will be guaranteed by certain of its future domestic subsidiaries), other than certain excluded subsidiaries. The 2025 Notes are not guaranteed by any of the Company’s foreign subsidiaries.

Subject to certain limitations, in the event of a change of control of the Company, the Company will be required to make an offer to purchase the 2025 Notes at a price equal to 101% of the principal amount of the 2025 Notes, plus any accrued and unpaid interest to but not including the date of repurchase.

A copy of the Base Indenture is incorporated by reference as Exhibit 4.1 to this Current Report on Form 8-K, and a copy of the Tenth Supplemental Indenture is attached hereto as Exhibit 4.2 to this Current Report on Form 8-K and is incorporated by reference herein. The above description of the material terms of the Indenture, the Tenth Supplemental Indenture and the 2025 Notes does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2.03.                Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above with respect to the 2025 Notes and the Indenture is hereby incorporated by reference into this Item 2.03, insofar as it relates to the creation of a direct financial obligation.

Item 8.01.                Other Events.

In connection with the Offering of the 2025 Notes, the Company is filing three legal opinions as Exhibit 5.1, Exhibit 5.2 and Exhibit 5.3 to this Current Report on Form 8-K, each of which are incorporated by reference herein.

Item 9.01.                Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
1.1	Underwriting agreement, dated June 22, 2015

4.1

Indenture, dated March 27, 2006, between Ball Corporation and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.) (incorporated by reference to the Current Report on Form 8-K dated March 27, 2006 and filed March 30, 2006)

4.2

Tenth Supplemental Indenture, dated June 25, 2015, among Ball Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.)

4.3	Form of Ball Corporation’s 5.25% Senior Notes due 2025 (included in Exhibit 4.2 hereto)

5.1	Opinion of Charles E. Baker

5.2	Opinion of Todd A. Mikesell

5.3	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Rexam by Ball, including the issuance of shares of Ball common stock in respect of the proposed acquisition. On June 23, 2015, in connection with the foregoing proposed issuance of Ball common stock, Ball filed its definitive proxy statement with the Securities and Exchange Commission (the “SEC”). Following the filing of the definitive proxy statement with the SEC, Ball will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed acquisition. To the extent Ball effects the acquisition of Rexam as a Scheme under English law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act. In the event that Ball determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT BALL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The preliminary proxy statement, the definitive proxy statement, the registration statement/prospectus, in each case as applicable, and other relevant materials in connection with the proposed issuance of Ball common stock and the acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at Ball’s website, www.ball.com, or by contacting our Investor Relations department in writing at 10 Longs Peak Drive, P.O. Box 5000, Broomfield, CO 80021.

Ball and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Ball’s shareholders with respect to the proposed acquisition, including the proposed issuance of Ball common stock in respect of the proposed acquisition. Information about Ball’s directors and executive officers and their ownership of Ball’s common stock is set forth in Ball’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 20, 2015 and Ball’s proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2015. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the definitive proxy statement and/or prospectus and other materials to be filed with the SEC in connection with the proposed acquisition and issuance of Ball common stock in the proposed acquisition.

Forward-Looking Information

This Current Report on Form 8-K, and the documents incorporated by reference into this Current Report, contains “forward-looking” statements concerning future events and financial performance. Words such as “expects,” “anticipates,” “estimates” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied. Ball undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key risks and uncertainties are summarized in filings with the Securities and Exchange Commission, including Exhibit 99 in our Form 10-K, which are available on our website and at www.sec.gov. Factors that might affect: a) our packaging segments include product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; b) our aerospace segment include funding, authorization, availability and returns of government and commercial contracts; and delays, extensions and technical uncertainties affecting segment contracts; c) Ball as a whole include those listed plus: changes in senior management; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in our containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of Ball’s defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives; interest rates affecting our debt; and successful or unsuccessful acquisitions and divestitures, including, with respect to the proposed Rexam acquisition, the effect of the announcement of the acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of our definitive agreement with Rexam in respect of the acquisition; the outcome of any legal proceedings that may be instituted against us related to the definitive agreement with Rexam; and the failure to satisfy conditions to completion of the acquisition of Rexam, including the receipt of all required regulatory approvals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BALL CORPORATION

Date:	June 25, 2015	By:	/s/ Charles E. Baker
Charles E. Baker
Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting agreement, dated June 22, 2015

4.1

Indenture, dated March 27, 2006, between Ball Corporation and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.) (incorporated by reference to the Current Report on Form 8-K dated March 27, 2006 and filed March 30, 2006)

4.2

Tenth Supplemental Indenture, dated June 25, 2015, among Ball Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.)

4.3	Form of Ball Corporation’s 5.25% Senior Notes due 2025 (included in Exhibit 4.2 hereto)

5.1	Opinion of Charles E. Baker

5.2	Opinion of Todd A. Mikesell

5.3	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP